

April 15, 2013

Via E-mail
Mr. Roger B. Gorham
Chief Financial Officer
Alleghany Corporation
7 Times Square Tower
New York, New York

Re: **Alleghany Corporation**
           Form 10-K for the Fiscal Year Ended December 31, 2012
           Filed February 21, 2013
           File No. 001-09371

Dear Mr. Gorham:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
10. Stockholders' Equity
(b) Regulations and Dividend Restrictions, page 134

1. Please provide us proposed disclosure to be included in future filings to address the following:
   - Although you disclose on page 35 that each of your U.S domiciled reinsurance and insurance companies exceeded the minimum capital requirements and could write additional premiums, disclose for all of your subsidiaries, including foreign subsidiaries, the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

- Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by Alleghany Corporation to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.
- Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

13. Segments of Business, page 138

2. You disclose that you classify your business into two reportable segments: reinsurance and insurance and that you evaluate these activities separately from investment and corporate activities. Please tell us:
   - the operating segments you have identified in accordance with ASC 280-10-50-1 through 50-9;
   - the factors used to identify reportable segments: and
   - the basis for aggregating identified operating segments into a single reportable segment given the aggregation criteria in ASC 280-10-50-11 and quantitative thresholds in ASC 280-10-50-12.

   Tell us why classifying your corporate activities in a separate reportable segment was deemed not required.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

   Sincerely,

   /s/ Jim B. Rosenberg

   Jim B. Rosenberg
   Senior Assistant Chief Accountant